Executive Summary
Timbolier Industries, Inc.

Timbolier Industries, Inc. (TII) is the developer of DEWLine, a system that captures propulsion system data for early warning of component faults, telematics, and optimization of maintenance routines to improve safety and lower cost of ownership.

DEWLine's initial foray is in the marine (boating/yacht) market, where DEWLine extends the life of boat engines and generators by capturing critical data on drive line operation and presenting it in a meaningful way that alerts the pilot to problems before they cascade into a critical failure. DEWLine stores engine data in the cloud for analysis to identify component failure patterns, true MTBF's, and optimal maintenance routines. Algorithms find engine parameters that are drifting out of range and alert owners to impending issues and/or service required.

Target Problem: Consumers who purchase a yacht for occasional pleasure use or retirement lifestyle frequently have insufficient knowledge of diesel propulsion to properly care for their engines. Both older used and current model new boats do little to give the pilot adequate data at the helm to know what's going on in the engine room. The result is often a failed engine that can cost upwards of $50,000 to rebuild, not to mention hazards of returning to port and disrupted vacation plans. Commercial pilots often have the same issues but with much higher opportunity cost as their livelihood depends on their vessel being operational during a limited harvest window or seasonal demand.

Financial Goals: DEWLine products generate revenue of $7,000 on average per engine, with a data subscription of $120 per vessel per year. Capturing 5% of the US market would generate $15 million in product sales and up to $1 million in annual subscription revenue. International expansion affords the opportunity to double these numbers. Additional consulting revenues may be found in customized reporting and support services for Fleet Managers.

Strategic Value. DEWLine builds value for shareholders in various ways. Data collected from vessel operation is mined for correlations to identify impending failures and reduce operating costs. Subscriptions to this data will be valuable to owners, fleet managers, and manufacturers alike. The distribution network being built to support and install DEWLine is a ready channel for the introduction of new products and services. The development of DEWLine has already surfaced several patentable technologies that we expect will constitute valuable IP. Finally, margins from product sales will generate substantial EBIT in support of favorable company valuations.

Management Team. Timbolier is led by a team with deep technology, sales, and management experience. Kevin Miller has 25 years of experiencing in mechanical engineering with industrial propulsion and control systems, in addition to embedded microprocessors. Bill Caldwell has over 30 years' experience in sales and strategic alliances. Duane Deason has held senior Finance positions with publicly traded companies over a 30 year career. John Cox has 30 years' experience building technology companies across multiple industries including telecommunications, IP networking, data analytics, and consumer electronics.

Go-to-Market Strategy. Timbolier is building a network of marine dealers who will sell, install, and service the product with level 2 and 3 support from Timbolier. Boat builders and engine manufacturers will also be targeted for installing the system as a critical option for longevity of the propulsion System. DEWLine systems begin at $3,250 including installation and may exceed $10,000 for multi-engine, multi-helm vessels. Our initial target market is the 250,000 powerboats registered in the USA over 38' and less than 150' in length.   Lower-cost options for smaller vessels are in the concept phase.   Expansion opportunities exist in foreign markets, as well as other industries where engine longevity is critical.

Current Status.   DEWLine hardware prototypes have been sourced, and development is 90% complete on the user interface for the 12" display.   Work on a second 8" display has begun.   We have established vendor relationships with several off-shore manufacturers who are producing specialized engine sensors, processors, and displays to our specifications.   The remaining development requirement is to implement NMEA2000 on the display and central processor.

Market Leverage. Timbolier has established marketing relationships with a propeller foundry and a diesel engine rebuilding firm.   Timbolier markets these products and services as a source of cash and for cross-sell opportunities. Propeller and engine sales provide Timbolier an introduction to customers in the midst of drive system changes, an opportune time to introduce the DEWLine product.   Timbolier has found these product lines invaluable for identifying the correct customer profile for DEWLine and affording the opportunity to educate prospects and channel partners on its value proposition.

Use of Proceeds.   Timbolier is currently seeking a US$80,000 investment to complete DEWLine development and further the marketing campaign.   Development of cloud data services and algorithms for driving push notifications of maintenance issues will commence in late 2020 after the initial product offering has gained traction.

Contact: Investment inquiries should be directed to John Cox, President and CEO of Timbolier Industries, Inc. at jtcox@timbolier.com or +1 775 830 1226.

Updated: August 14, 2019